November 12, 2004


Mail Stop 0409

Stephen D. Replin
Del Mar Income Partners, Ltd.
222 Milwaukee Street, Suite 304
Denver, CO  80206

Re:	Del Mar Income Partners, Ltd.
      Amendment No. 1 to Form S-11 filed October 15, 2004
      File No. 333-118092

Dear Mr. Replin:

      	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comments no. 2 and no. 3. We continue to believe that your offering may constitute a "blind-pool" offering. Further, we note your disclosure on page 30 that Mr. Replin served as
President, Chief Executive Officer and a Director of Regatta
Capital
Limited since its inception in October 1988. As a result, please supplementally tell us why you believe prior performance disclosure required under Guide 5 is not applicable to your offering. In particular, please discuss whether Regatta raised funds from investors and the nature of its investments in mortgage-related assets, including, for example, information regarding the nature of the mortgage-related assets, the types of collateral securing the mortgage-related assets, interest rate category (fixed, adjustable, hybrid, balloon), date of origination or issue, lien position or class, maturities, mortgage rates, and delinquency status.

2. We note your response to comment no. 5. When you have established suitability standards, please revise your disclosure to provide these standards immediately following the cover page. These suitability standards should include those established by you or by any self-regulatory organization or state agency having jurisdiction over the offering of the securities.

3. We note your response to comment no. 6 that you are relying on SEC
Rule 152. We continue to believe that you should expand your supplemental response to provide us with your analysis with respect to the potential for the integration of the offers and sales in connection with the August 2004 private placement and the public offering of common stock, including a discussion of Rule 152, the dates of the sales, and any relevant staff interpretations, and we reissue that portion of the comment. In particular, we note that 3200 shares of common stock were purchased on August 10, 2004, the date on which the registration statement was filed.

4. We note your disclosure that sales are expected to be made by your directors, executive officers and "stockholders." Please identify in the prospectus the officers, directors and shareholders who will be selling your securities. Please tell us whether they will register as broker-dealers pursuant to Section 15 of the Exchange Act or provide a detailed analysis of how each element of the safe harbor provided by Exchange Act Rule 3a4-1 will be met for each individual.
If dealers are to be used, please revise to include a dealer prospectus delivery obligation on the outside back cover page of the prospectus as required by Item 502 of Regulation S-K. Please note that in the event that you do retain a broker-dealer for the sale of your securities, please file an amendment to your registration statement to disclose the arrangements with the broker-dealer participating in the offering. In addition, please note that no broker-dealer may participate in the offering until it obtains a "no objection" position on the terms of the underwriting compensation from the NASD`s Corporate Finance Department.
Cover

5. We note your response to comment no. 14 and the revised disclosure. Please note that we also believe that you should revise your disclosure on the cover, and reissue that portion of the comment.

6. Please revise here and provide a separate risk factor in each risk factor section to disclose the risk that you do not plan to obtain appraisals on property that will secure your loans.


Prospectus Summary, pages 1 - 3

7. We note your response to comment no. 23 and the revised disclosure. Please revise to disclose the proportion of your assets that may be invested in each type of mortgage or single mortgage and the types of properties subject to mortgages in which you propose to invest. In addition, you should quantify in this section and throughout the percentage of your loans that you expect (i) to be secured by first mortgages and (ii) to be subordinated to other lien holders. As a result, we reissue the comment. If you have no limitations on the proportion of assets, the types of mortgages, including first or second mortgages, so state.

8. We note your statement that "[o]ur plan is for 100% of our loans to be secured by mortgages on real property, but, in exceptional circumstances which are not currently foreseen, we may consider other forms of collateral." Please expand your disclosure to briefly describe these exceptional circumstances and the other forms of collateral.

9. We note your response to comment no. 27 and the revised disclosure that you currently have no commitment for a line of credit and no plans to seek a line of credit or other short-term borrowings. We continue to believe that your disclosure in the summary should be expanded to include this information and clarify how you plan to fund your loans.

10. We note your response to comment no. 28 and the revised disclosure on page 9 that although you do not expect to make interest carry loans, you may do so in special circumstances. We continue to believe that you should include this disclosure in your summary and briefly describe the special circumstances in which you may make interest carry loans.

11. We note your response to comment no. 30 and the revised disclosure. We continue to believe that you should disclose in the summary and on page 12 and 13 that you intend to make subprime loans, and we reissue that portion of the comment. Further, we note your disclosure on the bottom of page 1 that the risk of default may be considerably greater than with a conventional loan. Please expand your disclosure on page 1 to briefly discuss the increased foreclosure costs.

12. We note your response to comment no. 31 and the revised disclosure. We continue to believe that you should briefly describe the financial condition of the individuals and businesses to which you intend to make loans, and we reissue that portion of the comment.


Risk Factors, pages 1 - 2

13. Please revise the sixth bullet point to briefly identify the nature of the conflicts of interest.

14. We note your response to comment no. 37 and the revised disclosure. Please expand your disclosure in the risk factor on page
2 to specifically identify Regatta Capital Limited.




Conflicts of Interest, page 5

15. Please revise to briefly describe the business of Regata
Capital
Limited since this is the time it is mentioned.

16. We note your response to comment no. 43 and the revised disclosure that "Regatta and Mr. Replin have agreed through June 24,
2009 not to make mortgage loans in an amount which is less than
15%
of our unrestricted cash and cash equivalents." Please expand your disclosure to clarify, if true, that Regatta and Del Mar will not be in competition with each other because Regatta intends to fund large mortgages whereas Del Mar intends to fund smaller mortgages. Please quantify the size of the mortgages that each entity intends to fund.

17. We note your response to comment no. 44 and the revised disclosure. Please expand your disclosure to clarify, if true, that
Regatta Capital Lending`s sole business is making mortgage loans.


This Offering, pages 5 - 6

18. We note your response to comment no. 45 and the revised disclosure. However, we continue to note your disclosure that if your stock "is not quoted on the OTC Bulletin Board, it will be traded via the `pink sheets.`" Please revise the disclosure to clarify that your securities will be quoted on the "pink sheets" rather than traded.

19. We note your disclosure on page 6 that, if a minimum of $1,502,200 is received, the offering will continue until you elect to terminate it, but no later than 180 days from the date of this prospectus. We also note your revised disclosure on page 5 that, if subscriptions for at least $1,502,200 have not been received by
180
days from the date of this prospectus, the offering will terminate.
Please revise your disclosure in this section and page 46, if appropriate, to clarify this inconsistency.

Distributions, pages 6 - 7

20. We note your response to comment no. 47 and the revised disclosure that because you have no significant operating history you are not able to predict whether you will be able to make monthly distributions to your stockholders. Please revise the first sentence in this section as it is inconsistent with the revised disclosure.





Risk Factors, pages 7 - 18

Risks Related to Our Business, pages 7 - 10

We have a limited operating history..., page 7

21. We note your response to comment no. 52 and the revised disclosure. However, it does not appear that you expanded your disclosure to briefly describe the difficulties inherent in beginning a new commercial venture and how they may impact your business. As a result, we reissue the comment.


Defaults on our mortgage loans will decrease our revenues and distributions..., page 9

22. Please revise the heading to reflect the risk that the types of loans in which you may invest may increase the risk of default. In this connection, we note your response to comment no. 24 and your revised disclosure on page 9. Please further revise to provide separate risk factor disclosure of the risks of each type of investment and the fact that there are no limitations on your investment in each category.


Because our offering is not substantial, we will be limited in the number of loans we may make which will result in less diversification, page 10

23. Please revise to include your disclosure that the typical loan that you will originate will be between $200,000 and $500,000, but may be lower or higher depending upon the circumstances.

Our success will depend on our manager, and any change in managers could harm our operations, page 11

24. Please revise the heading to reflect the risk that you will be relying on a manager that was only recently organized rather than that a change could harm your operations.


Affiliates of our chief executive officer have experienced..., page
12

25. We note your statement in the second to the last sentence that "[a]lthough Regatta believes that all of these factors are unusual in that they had not been experienced previously." Please revise to omit this mitigating language. Further, please revise to explain how the terrorist attacks of September 11 were a factor contributing to the problem loan and the nature of the poor credit and collateral evaluation.



Management`s Discussion and Analysis, pages 21 - 23

26. We note your response to comment no. 69 and the revised disclosure that Port Funding will receive compensation solely from amounts received from your borrowers. Please expand your disclosure to discuss the amounts that Port Funding is entitled to receive under the management agreement and clarify that any amount that Port Funding receives from your borrowers decreases the amount that you will receive from your borrowers.

Business, pages 23 - 29

27. We note your response to comment no. 71. We also note that if you sell the minimum your proceeds will be $1,502,200 and if you sell the maximum your proceeds will be $5,365,000. We also note that the typical loan that you originate will be between $200,000 and $500,000, but may be lower or higher depending upon the circumstances. As a result, even if you sell the maximum number of shares in this offering you will not be able to make a substantial number of mortgage loans. We continue to believe that you should discuss this aspect of your business plan in this section and quantify the value of the mortgage loans that you must make in order to implement your business plan.

28. We note your response to comment no. 72 and the revised disclosure that specialized financing arrangements could include partial releases of collateral prior to maturity, an extended term or no interest payable until maturity. Please expand your disclosure to quantify the percentages of your loans that may contain these specialized financing arrangements and state whether or not you have any limitations on these types of arrangements.

29. We note your response to comment no. 73 and that you expect to hold your mortgage loans to maturity. Further, we note that the REIT provisions of the Internal Revenue Code will limit in some respects your ability to sell mortgages. Please revise your disclosure to clarify, if true, that you intend to hold all of your mortgage loans to maturity.

30. We note your response to comment no. 74 and the revised disclosure that promptly after receipt of a loan proposal and funds sufficient to cover our-of-pocket expenses you will typically make an on-site visit of the collateral. Please expand your disclosure to briefly describe your on-site visits and discuss what you are evaluating during an on-site visit and the expertise of the person conducting the on-site visit.

31. We note that each of the loans in the aggregate amount of $221,396 provide for a maturity date in November 2004. Please revise to update the status of these loans.


Loan Policies and Procedures, pages 24 - 27

32. We note your response to comment no. 79 and your disclosure on page 25 that the loan to value ratio of any particular loan may be considerably higher or lower than 65%. We continue to believe that you should quantify "considerably higher or lower than 65%," and we reissue the comment. In addition, please revise your disclosure, including on pages 13 and 26, to quantify how your loan to value requirements may be considerably higher or lower than 65%. Further, if you have no limitations on your loan to value requirements, please state so.

33. We note your response to comment no. 80. Please revise your disclosure to state, if true, that you have no limitations on the amount of junior security positions that you will hold.

Origination of Loans, Closings, Servicing and Fees, page 28

34. We note your response to comment no. 83 and the revised disclosure that Mr. Replin plans to devote approximately 10% of his time to Del Mar.  Please include a risk factor in the prospectus that
discusses that fact that your President and CEO will only devote
10%
of his time to the company.

Write-Offs and Allowances for Credit Losses, page 28

35. We note your response to comment no. 84 and the revised
disclosure.  We continue to believe that your disclosure should specifically discuss your lack of diversity in light of the number of
loans you can make given your typical loan size of between
$200,000
and $500,000 and the minimum and maximum proceeds from this offering, and we reissue that portion of the comment.

Regulation, page 29

36. We note your response to comment no. 88 and the revised disclosure. We continue to believe that you should state whether you are currently licensed to make mortgage loans in any state. If you are not licensed in any state, briefly discuss why you are not required to be licensed as a lender. Further, we note that you plan to review the usury laws and licensing laws of any state in which you conduct lending activities and you will obtain legal opinions if deemed necessary. Please expand your disclosure to clarify the type of legal opinions that you would obtain and how they would be relevant to your compliance with existing state laws.

Management, pages 20 - 24

Compensation of Our Officers and Directors, page 21

37. We note your response to comment no. 91 and the revised disclosure. Please supplementally confirm that Mr. Replin is not entitled to any deferred compensation or otherwise entitled to any compensation from Port Funding or Del Mar.



Advisory Board, page 34

38. We note your response to comment no. 94 and the revised disclosure on page 34 that your board of directors plans to review whether stock options should be granted to them or possibly cash or other forms of compensation. Please expand your disclosure to discuss when and what factors your board of directors will consider in deciding whether to grant members of the advisory board stock options, cash compensation or other forms of compensation. In addition, please briefly describe the other forms of compensation.

Conflicts of Interest, pages 35 - 36

39. We note your disclosure that in order to mitigate the effect of possible conflicts of interest, your board of directors has adopted a policy and Port Funding, Mr. Replin and Regatta Capital Limited have agreed that, without the prior written consent of a majority of the directors not otherwise engaged in the transaction through June 24,
2009, none of these persons will make mortgage loans in an amount which is less than 15% of Del Mar`s unrestricted cash and cash equivalents. Please clarify your disclosure by identifying the persons to which you are referring and clarifying whether those individuals can make mortgage loans that are in excess of 15% of Del
Mar`s unrestricted cash and cash equivalents.

Federal Tax Consequences, pages 29 - 34

40. We note your response comment no. 98. We continue to believe that you should revise the first sentence in your first paragraph to delete the word "certain" and state that the discussion summarizes all the material Federal income tax considerations relevant to you and your investors. As a result, we reissue that portion of the comment.

41. We note your response to comment no. 99 and your revised disclosure that Sterling & Gregory LLC has delivered an opinion to you to the effect that the discussion regarding material federal income tax consequences is correct in all material respects. Please expand your disclosure to state that your have received an opinion of counsel that you are organized in conformity with the requirements for qualification as a REIT under the Code and your proposed method of operation will enable you to meet the requirements for qualification as a REIT.


Financial Statements

Selected Financial Data

42. We have reviewed your response to comment 101, and we reissue the original comment. Regulation S-B is not applicable to a Form S-11 filing. Please disclose the information required by Item 301 of Regulation S-K in the next amendment.

Notes to Financial Statements of June 30, 2004 (Unaudited), page
F-6

Subsequent Event, page F-7

43. We note the revised disclosure in response to comment 102.
Please disclose if you obtained a contemporaneous valuation by an unrelated valuation specialist in connection with the private placement of your common stock at $6.25 per share.

Note 2.  Summary of Significant Accounting Policies, pages F-12 to
F-
15

Notes Receivable, page F-12

44. Please advise us of your basis for carrying the notes receivable that are to be held in portfolio at the lower of aggregate cost or market value. Cite relevant accounting literature to support your policy.

45. Please advise us of your basis for aggregating the loans in order to determine the carrying value. Cite relevant accounting literature.

Income Taxes, page F-13

46. We note that you plan to be structures as a real estate
investment trust (REIT) for Federal income tax purposes.   Please
disclose this information and its effect on your policy.

General

47. We have reviewed your response to comment 111 and we reissue the original comment. Please refer to SAB Topic 1.I, "Financial
Statements of Properties Securing Mortgage Loans."

Part II.  Information Not Required in Prospectus

48. Please file executed copies of each the agreements listed in your
Exhibit Index.

Exhibit 8.1 - Tax Opinion

49. Please revise the bracketed language in the second paragraph.

50. We note the statement in your draft tax opinion that "[t]his opinion has been delivered to Del Mar solely in connection with the offer and sale of common stock pursuant to the Amended Registration
Statement. It may not be relied upon for any other purpose or by any other person or entity without our prior written approval." Please note that language that serves to limit or implies that the opinion is only for the benefit of certain persons is not acceptable. Please revise accordingly.

Exhibit 23.1 - Consent of Independent Registered public Accounting
Firm

51. We note that the independent accountants are referenced under the
caption "Experts" on page 47.   Please have them revise their
consent
to include consent to the reference.

*  *  *  *

      	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Eric McPhee, Staff Accountant, at (202) 824-5419 or Deborah Wilson, Senior Staff Accountant, at (202) 942-2956 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at 942-1766 with any other questions.


Sincerely,



Elaine Wolff
Special Counsel


cc:	Robert M. Bearman, Esq. (via facsimile)
	Patton Boggs LLP



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Del Mar Income Partners, Ltd.
November 12, 2004
Page 11